Mr Rufus Decker

United States

Securities and Exchange Commission

Washington, D.C

20549-7010

Wednesday, August 22, 2007

Subject :

Your letter dated March 29, 2007 (fax received August 2, 2007)

Form 20-F for Fiscal Year Ended December 31, 2005

Filed April 10, 2006

File N° 1-14838

Dear Mr Decker,

Please find herewith our reply to your above mentioned letter with additional comments.

Yours sincerely,

Pascal BOUCHIAT

Group Executive Vice President and Chief Financial Officer

Copy :

James Palmer	- Vice President Investor Relations	Tél & Fax : +33(0)1.53.56.64.89

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

RESPONSES TO SECURITIES AND EXCHANGE COMMISSION

(LETTER DATED MARCH 29, 2007, RESENT AUGUST 2, 2007 BY FAX, RECEIVED AUGUST 2, 2007)

Question N°1:

We reissue prior comment four from our letter dated November 13, 2006 (Question N°4: Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value). We note that operations with a small financial impact may be material for qualitative reasons. Please expand your qualitative materiality analysis to address the investor sentiment evidenced by the state and other initiatives cited in prior comment four. Please also expand your qualitative materiality analysis to address the other non-quantitative factors underlying your conclusion that the relatively small amount of operations associated with Iran, Syria and Sudan, as described in your response of February 28, 2007, are not material.

In this regard, we note the statements that your sales “are in complete compliance with the European Union policies towards these countries and all applicable laws” and that you have “neither wholly nor partially owned subsidiaries nor affiliates in Iran, Syria or Sudan.” If these are the principal qualitative factors underlying your conclusion in response to prior comment four, please expand your analysis to so state.

Rhodia’s reply:

In addition to the quantitative factors outlined in our previous correspondence, we considered a number of qualitative factors in arriving at our determination that a reasonable investor would not consider our operations associated with Iran, Syria and Sudan to be material to an investment decision.  These factors include the factors mentioned in our previous correspondence, including our compliance with European Union policies towards the three countries, and the fact that we have neither wholly nor partially owned subsidiaries nor affiliates in the countries.

In addition to these factors, we considered the potential impact of the sale of our products in these countries on our reputation and share price.  The products we sell in these countries are raw materials that are destined for end-products for civilian use, either in industrial applications or in the home or office environment. These civilian uses are generally: industrial fibres for use in car tires, acetate cable for cigarette filters, silica for toothpaste, vanillin for food flavoring and acetylsalicylic acid and acetaminophen for analgesics. A significant qualitative factor underlying our determination of materiality is the non-sensitive nature of the products we sell in these countries: products which a reasonable investor would expect to form a component part in the manufacturing of products for ordinary civilian use.

In making our qualitative analysis, we have also considered the state and other initiatives that you note.  Although these initiatives may reflect a developing investor sentiment, the fact that our investor relations department has not received inquiries from investors regarding our sales to Iran, Syria and Sudan suggests to us that investors do not consider the information to be material to an investment decision.  We do not believe that we have suffered from reputational harm as a result of our operations in these countries, nor do we believe that they have caused our share price to suffer.  In this regard, we believe that a reasonable investor would anticipate that an international group such as Rhodia may have limited export sales into such countries.

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

Question N°2:

We note that your “most significant activity” with respect to Rhodia products sold in Iran, Syria and Sudan include Polyamide intermediates and “engineering plastic products for use in the manufacturing of electric and electronics particularly junction boxes and trip switches.” Please advise us, to the best of your knowledge, of any military uses for these and your other products distributed in Iran, Syria and Sudan. To the extent your products, to your knowledge, have been or may be used for military purposes, please expand your qualitative materiality analysis to address such sales, including the potential impact on your reputation and share value caused by sales of dual-use products to countries identified as terrorist-sponsoring states by the U.S. State Department.

Rhodia’s reply:

In our previous reply we stated that our "most significant activity relates to the sale of Polyamide intermediates to Iran which are used for industrial fibres in the manufacturing of car tires". We confirm and would like to clarify that this is the most significant portion of our sales. As an addition we also mentioned that we sell engineering plastics. These raw materials are used in the manufacturing of plastic electrical products such as light switches or trip switches and for automotive parts. Our engineering plastics are generally ordered by major international electrics components manufacturers for the manufacturing of switches and trip switches, or by major international Original Equipment Manufacturers (OEMs) for the production of car parts.  Our engineering plastics and other products distributed in Iran, Syria and Sudan were designed, developed and produced for civil applications and are, to our knowledge, used for civilian purposes.

In assessing the materiality of sales of our products in Iran, Syria and Sudan, we also considered the fact that these products are upstream raw materials.  Given that we supply raw materials several steps up the supply chain, it is impossible for us to trace the final end product due to it being far from our scope of responsibility.  Although end products incorporating the raw materials we sell could have dual civilian and military use, we believe that they are sold for civilian use and we have no knowledge that any of our raw materials are or have been used in the manufacturing of products used for military purposes.  We believe that the upstream nature of these products reduces the risk of these sales having an impact on our reputation and share price in the event that the final product was used for military purposes.

Question N°3:

Please address the applicability to your Iran-related contacts and activities of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

Rhodia’s reply:

We note that Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006: reads as follows:

`(b) Mandatory Sanctions With Respect to Development of Weapons of Mass Destruction or Other Military Capabilities- The President shall impose two or more of the sanctions described in paragraphs (1) through (6) of section 6 if the President determines that a person has, on or after the date of the enactment of this Act, exported, transferred, or otherwise provided to Iran any goods, services, technology, or other items knowing that the provision of such goods, services, technology, or other items would contribute materially to the ability of Iran to--

`(1) acquire or develop chemical, biological, or nuclear weapons or related technologies; or

`(2) acquire or develop destabilizing numbers and types of advanced conventional weapons.'.

(c) Effective Date- The amendments made by this section shall apply with respect to actions taken on or after June 6, 2006.)

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

We confirm that we do not sell any products to Iran knowing that the provision of such products would contribute materially to the ability of Iran to manufacture "Weapons of Mass Destruction or Other Military Capabilities" as defined in Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.  To our knowledge, none of our customers in Iran or any known Iranian end-users are engaged in the acquisition or development of chemical, biological, nuclear, or conventional weapons.

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

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